FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

October 6, 2017
Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 3, 2017
File No. 1-36253
EP Energy LLC
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 3, 2017
File No. 333-183815

Dear Mr. Skinner:
We received your letter dated September 20, 2017, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses:
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), EP Energy Corporation and EP Energy LLC (together, the “Companies”) request confidential treatment for portions of their responses to Staff comments 2, 3, 4, 5, 6, and 7. Specifically, the Companies request that the portions of these responses marked by bracketed asterisks (“[***]” or “[*]”), in place of which confidential information has been included in the unredacted version of this letter that was delivered under separate cover to the Staff, be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Companies have delivered an unredacted version of this letter separately to the Staff, which included the confidential information omitted from this letter. If the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Companies respectfully request that we be notified immediately of such request so that we may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to me by telephone at (713) 997-3707 with a copy by mail to my attention at 1001 Louisiana Street, Houston, TX 77002, and to Marguerite Woung-Chapman, Senior Vice President, General Counsel and Corporate Secretary, by telephone at (713) 997-4018 and by facsimile at (713) 997-4099.

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
General

1.	Please note that the comments below also apply to corresponding items in the Form 10-K for the fiscal year ended December 31, 2016 for EP Energy LLC.

Response
We acknowledge the Staff's comment. Our responses not only apply to EP Energy Corporation, but will also apply to the corresponding items in the Form 10-K for EP Energy LLC.
Business, page 1
Oil and Natural Gas Properties, page 4
Proved Undeveloped Reserves, page 5

2.
You indicate that, for the year ended December 31, 2016, you removed 98MMBoe of PUD reserves due to reductions in your estimated capital in your five year development plan. For each of your operating areas and in total, tell us when the locations and volumes underlying these PUD reserves were initially recorded. Additionally, indicate, in reasonable detail, the extent to which any of the scheduled development dates for these locations and volumes were changed between the time they were initially recorded and when they were removed.

Response
As indicated in your comment, we removed 98.2 MMBoe of PUD reserves in 2016 due to reductions in the estimated capital in our five year development plan. Below is a table that summarizes those revisions by operating area and indicates the date in which these PUDs were initially recorded.
[***]
In 2016, EP Energy maintained active development in all three of its operating areas, but due to ongoing low commodity prices and a shift in capital between operating areas based on that price environment, we reduced the anticipated capital spending in our long-term development plan and accordingly removed certain of our recorded PUDs. This update to our capital spending was disclosed in the Company's second quarter 2016 Form 10-Q in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, earnings release and investor conference call in August 2016. Prior to these changes, the reserves originally recorded in 2012 would have been developed by 2017, 2013 would have been developed by 2018, 2014 would have been developed by 2019 and 2015 would have been developed by 2020. The scheduling of the development of the PUD volumes remained

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

consistent with their original booking until they were removed, and the overall development time frame did not at any time exceed five years from the date they were initially recorded.

3.
Provide us with a roll-forward of your PUD reserves for the years ended December 31, 2015 and December 31, 2016 which shows, by year initially recorded, the beginning balance, purchases of minerals in place, extensions and discoveries, revisions due to prices, revisions due to other than prices, transfers to proved developed, and ending balance. For changes due to other than prices, provide a reasonably detailed discussion of the specific reasons.

Response
Below is a table with a roll-forward of our PUD reserves for the years ended December 31, 2015 and 2016 by year initially recorded.

	PUD Reserves, MMBoe
	Total	2012	2013	2014	2015	2016

Balance as of December 31, 2015	289.4	[*]	[*]	[*]	[*]	[*]
Extensions and discoveries	55.1	[*]	[*]	[*]	[*]	[*]
Revisions due to prices	(4.5)	[*]	[*]	[*]	[*]	[*]
Transfers to proved developed	(24.7)	[*]	[*]	[*]	[*]	[*]
Revisions other than prices	(87.5)	[*]	[*]	[*]	[*]	[*]
Balance as of December 31, 2016(1)	227.8	[*]	[*]	[*]	[*]	[*]

(1) During 2016, there were no purchases of minerals in place.

Revisions other than prices include:

•	[*]

•	An increase of 17.4 MMBoe from reducing our royalty burden in Wolfcamp from 25% to
12.5%, as amended in May 2016 in our development agreement with University Lands

•	The loss of 98.2 MMBoe of PUD reserves due to reductions in anticipated capital in our five year development plan

•	[*]

4.
Provide us with a schedule that reconciles costs incurred to convert PUD volumes to developed of $281 million per the disclosure on page 6 to total development costs incurred of $472 million per the disclosure on page 87.

Response
Below is a reconciliation of our PUD conversion capital costs to our total development costs.
[***]
(1) [*]

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

5.
Disclosure on page 5 of your Form 10-K for the fiscal year ended December 31, 2015 indicates that you planned to spend $746 million to develop your PUD reserves during 2016. Please reconcile this amount to the actual amount spent of $281 million. Additionally, given the large difference between planned and actual spending, explain to us, in reasonable detail, your basis for concluding that you had adopted a development plan with respect to your PUD volumes as of December 31, 2015. As part of your response, tell us, by area, the locations and volumes scheduled for development during 2016 according to the plan underlying your PUD volumes as of December 31, 2015 and explain how this compares to actual locations and volumes developed during 2016. Please note that the mere intent to develop, without more, does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves. See Compliance and Disclosure Interpretation 131.04.

Response
Based on our approved 2016 strategic long-range plan (LRP), we planned to spend $746 million to develop our PUD reserves in 2016, and due primarily to reductions in anticipated capital spending based on a continued lower price environment, our actual capital expenditures in 2016 to convert PUD reserves to PDP reserves were $281 million as further discussed below. As background, during the fourth quarter of each year we prepare our annual budget for the subsequent year. This also includes updating and reassessing our forecasted spending in the five year development time frame of our LRP, of which the annual budget for the subsequent year is a component. Together these constitute our LRP. Many variables factor into the LRP process, including current and forecasted cash flows from operations, the adequacy of current and forecasted liquidity, our financial resources and related availability, current and projected commodity prices, well economics, anticipated drilling schedules and lease terms. This LRP is then presented to and discussed with the Company’s Board of Directors (Board), and the LRP is formally approved by the Board. Based on this approved LRP, we incorporate the selected undeveloped locations (both proved undeveloped and probable) into our budget. We record PUD reserves only after this formal Board-level approval which evidences a final investment decision has been made by the Company. Our 2016 LRP, including the corresponding budget for 2016 was approved by our Board in December 2015.

At the time we finalized our 2016 LRP and at the time of filing our 2015 10-K, we had budgeted we would spend $746 million to develop our PUD reserves in 2016. We confirm that this was not a mere intent to develop, but rather part of the approved development plan to develop those reserves. At that time, we adopted a development plan that satisfied the requirements of a final investment decision as noted in Question 131.04 of the Commission’s Compliance and Disclosure Interpretations.

At the time our 2016 LRP was approved we had anticipated higher pricing levels in 2016 that justified this anticipated level of 2016 spending, but it became apparent in the first and second quarters of 2016 that the decline in commodity prices would persist for an extended period of time into and possibly throughout 2016. As a data point, the calendar year 2016 NYMEX WTI crude oil and Henry Hub natural gas contracts averaged $50.42 per barrel and $2.74 per MMBtu, respectively, during October 2015, the time we generally commence our LRP process. By the end of February 2016, the prompt month crude oil and natural gas contracts had declined to $30.62 per barrel and $2.19 per MMBtu, respectively, and natural gas prices fell further in March and April of 2016. Based on the decline

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

in commodity prices , we reduced our anticipated 2016 capital spending to focus on only the most economic options (mostly completing drilled but uncompleted wells, holding leasehold acreage, and maintaining contractual commitments). These reductions in capital spending were reviewed with our Board. Updated capital estimates were disclosed in the Company's second quarter 2016 Form 10-Q in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, earnings release and investor conference call in August 2016. We did maintain our view that longer term prices would return to higher levels and years subsequent to 2016 in our LRP were not changed.

Listed below, by area, is a comparison of the locations and volumes scheduled for development during 2016 according to the LRP underlying our PUD volumes as of December 31, 2015:

[***]

6.
Disclosure on page 5 of your Form 10-K for the fiscal year ended December 31, 2015 indicates that 145MMBoe of your PUD volumes had negative value when discounted at 10 percent. Provide us with a roll-forward that explains the disposition of these volumes during and as of the year ended December 31, 2016.

Response
In our Form 10-K for the fiscal year ended December 31, 2015, we indicated that 145 MMBoe of our PUDs had a positive undiscounted value, but a negative value when discounted at 10 percent. Below is a schedule with the location count and PUD volumes of these reserves by operating area as of December 31, 2015.

[***]

The disposition of these reserves during and as of December 31, 2016 were:

Altamont: [*]

Eagle Ford: [*]

Wolfcamp: [*]

7.
Provide us with a schedule that shows, by area, PUD locations and volumes scheduled for development during 2017 according to the plan underlying your PUD volumes as of December 31, 2016. Explain how actual development to date has compared to your plan.

Response

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Below is a schedule by area for PUD locations and volumes scheduled for development during 2017 according to the plan underlying our PUD volumes as of December 31, 2016.

[***]
[***]

Through September 30, 2017, our development for the year is consistent with our plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 50

8.
You disclose that you have derivative contracts for 2017 and 2018 at a weighted average price of $61.66 and $60.00 per barrel, respectively. However, based on footnote 2 to the table on page 41, we understand that these contracts are subject to reset provisions in the event that actual prices fall below certain specific levels. If our understanding is incorrect, explain this to us. Otherwise, revise the disclosure here and elsewhere in your filing as may be necessary to provide a more complete description of the terms of your derivative contracts.

Response
As noted in your comment and in our footnote, when the price of oil falls below a “lower floor” on our three way collars (in our case, a settled price of $46.24 in 2017 and $50 in 2018), we will effectively receive from our financial derivative contracts, a spread of NYMEX plus $14.38 in 2017 and NYMEX plus $10 in 2018 on the settled volumes. Accordingly, at prices below the “lower floor”, there is effectively a reduction of our overall hedged price as you noted.
The disclosure of our overall hedged price is intended to provide an investor with an understanding of the overall floor of our derivative positions based upon pricing at the time the disclosure is made. The footnote we include provides a clarifying condition in the event prices fall below this “lower floor” such that investors can understand there is a potential reduction of the floor price we would receive on certain of our hedge volumes and in order to estimate and calculate the impact of this condition on our revenues. Please note that at December 31, 2016, and at the time we filed our 2016 Forms 10-K, forward NYMEX prices for 2017 and 2018 were above the “lower floor” prices. Please also note that we have settled all but one month in 2017 at prices above these “lower floor” prices. In future filings, we will evaluate our overall hedge price disclosure and footnote in light of forward prices. We will clarify the date on which we are measuring prices for purposes of our disclosure, and should forward prices be below the “lower floor”, we will adjust our disclosure of the overall hedge price accordingly to reflect that condition so the investor can understand its impact on our overall hedged price.

FOIA confidential treatment requested by EP Energy Corporation and EP Energy LLC
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

Should you have any further questions regarding this letter, please contact me at (713) 997-3707.

Sincerely,

/s/ Francis C. Olmsted III

Francis C. Olmsted III

Vice President and Chief Accounting Officer